Amended Appendix D
To the
Global Custody Agreement

This Amended Appendix D, dated October 19, 2015, to the Global Custody Agreement, dated July 21, 2015, between Ultimus Managers Trust (the “Principal”) and MUFG Union Bank, N.A. (the “Agreement”), lists each Portfolio on whose behalf the Principal has entered into the Agreement.

Portfolio	Investment Manager	Fiscal Year End
Alambic Small Cap Value Plus Fund	Alambic Investment Management, L.P.	August 31
Alambic Small Cap Growth Plus Fund	Alambic Investment Management, L.P.	August 31
Marshfield Concentrated Opportunity Fund	Marshfield Associates, Inc.	August 31

IN WITNESS WHEREOF, the parties hereto have executed this amended Appendix D as of the date first above written.

ULTIMUS MANAGERS TRUST		MUFG UNION BANK, N.A.

By:	/s/ David R. Carson	By:	(s) Theresa A. Moore

Name:	David R. Carson	Name:	Theresa A. Moore

Title:	President	Title:	Vice President